[Letterhead of iParty Corp.]

March 28, 2007

H. Christopher Owings
Assistant Director
Division of Corporation Finance (Mail Stop 3561)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   iParty Corp.
Registration Statement on Form S-3
Filed January 12, 2007
Previously amended, February 27, 2007 (Amendment No. 1)
File No. 333-139951

Dear Mr. Owings:

Per a telephone conversation on March 26, 2007 between Anita Karu, Attorney-Adviser, and our Counsel, iParty Corp. (“iParty” or the “Company”) is further amending our amended filing on Form S-3/A in order to update the information contained under the caption “Incorporation of Certain Documents by Reference.” We have also updated dates, as appropriate, throughout and have updated our disclosure on page 7 to reflect our recent announcement that we have completed our search for a new CFO hire, as previously disclosed.

We appreciate your assistance and guidance in helping us to better comply with applicable disclosure requirements. If you have any questions regarding our response, please contact me or Patrick Farrell, our President. We both can be reached at (781) 329-3952. In addition, should it be of assistance to you, please contact our counsel, Donald H. Siegel, P.C. or Basilios E. (Bill) Tsingos, Esq., of the firm Posternak Blankstein & Lund LLP. Mr. Siegel’s direct dial is (617)-973-6113 and Mr. Tsingos’ direct dial is (617) 973-6171.

Sincerely,
/s/ PATRICK FARRELL
Patrick Farrell
President and Chief Financial Officer

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cc:	Anita Karu, Attorney-Adviser
United States Securities and Exchange Commission
Sal Perisano
iParty Corp.
Donald H. Siegel, P.C.
Basilios E. Tsingos, Esq.
Posternak Blankstein & Lund LLP